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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)



                                PVF CAPITAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693654 10 5

                                 (CUSIP Number)
--------------------------------------------------------------------------------
     JOHN R. MALE, PVF CAPITAL CORP., 30000 AURORA ROAD., SOLON, OHIO 44139
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                FEBRUARY 9, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

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                                  SCHEDULE 13D

CUSIP No.  693654 10 5
----------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JOHN R. MALE
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /_/
                                                                        (b) /_/
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3   SEC USE ONLY
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4   SOURCE OF FUNDS

         PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      /_/
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
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                        7   SOLE VOTING POWER
      NUMBER OF                 642,862 (1)
       SHARES
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                    11,237
      REPORTING
       PERSON           --------------------------------------------------------
        WITH            9   SOLE DISPOSITIVE POWER
                               608,839 (1)

                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                                45,260

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          654,099 (1)(2)
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    /_/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
          8.4%
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14   TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

--------------
(1)   Includes 14,665 shares subject to options exercisable within 60 days.


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ITEM 1.     SECURITY AND ISSUER
            -------------------

      This Schedule 13D relates to shares of common stock, par value $0.01 per share, of PVF Capital Corp. (the "Company"), an Ohio corporation, whose principal executive offices are at 30000 Aurora Road, Solon, Ohio 44139.

ITEM 2.     IDENTITY AND BACKGROUND
            -----------------------

            (a)   This Schedule 13D is being filed by John R. Male.

            (b) Mr. Male's business address is 30000 Aurora Road, Solon, Ohio 44139.

            (c) Mr. Male is Chairman of the Board and Chief Executive Officer of the Company and its wholly owned subsidiary, Park View Federal Savings Bank ("the Bank"). The Company's and the Bank's address is set forth in Item 2(b) herein.

            (d) Mr. Male has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Male has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Male is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
            -------------------------------------------------

      Except as set forth below, all of Mr. Male's purchases of Company common stock have been made with his personal funds or, in the case of shares acquired upon the exercise of options, shares of the Issuer's common stock. The amounts shown include 398,404 shares owned by trusts of which Mr. Male is trustee and 116,912 shares owned by a family limited partnership of which Mr. Male is the sole general partner. As trustee of the trusts and general partner of the family limited partnership, Mr. Male has sole voting and dispositive power over and thus may be deemed to beneficially own the shares owned by those entities. Mr. Male did not fund the acquisition of shares by such trusts or the family limited partnership.

ITEM 4.     PURPOSE OF TRANSACTION
            ----------------------

      The shares covered by this Schedule 13D are being held for investment purposes. Mr. Male may, from time to time, acquire additional securities of the Company using personal funds through a broker, through the Bank's 401(k) Plan and/or privately negotiated transactions or may exercise Issuer stock options. He also may make gifts of Issuer common stock.

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      Except as described above and in his capacity as Chairman of the Board and
Chief Executive Officer of the Company and the Bank, Mr. Male does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER
            ------------------------------------

      (a) Mr. Male beneficially owns 654,099 shares, representing 8.4% of the 7,727,928 shares of the Company's common stock deemed outstanding for such purpose.

      In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and the percentage of shares outstanding assume the issuance of 14,665 shares that Mr. Male may acquire within the next 60 days pursuant to exercisable options. In addition, such amount includes 11,237 shares owned by Mr. Male's wife, as to which shares Mr. Male may be deemed to have beneficial ownership.


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      (b)   Mr. Male has sole voting and dispositive power over 608,839 shares, which includes 14,665 shares subject to options exercisable within 60 days.

            Mr. Male has shared voting and dispositive power over 11,237 shares, which are shares owned by Mr. Male's wife. Mr. Male's wife, Gail Male, resides at 8885 Antelope Run, Russell Township, Ohio 44072. She is not employed. She has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. She has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a United States citizen.

            Mr. Male has sole voting and shared dispositive power over 34,023 shares in his account under the Bank's 401(k) plan.

      (c) Mr. Male has effected the following transaction in the common stock of the Company during the past sixty days (since December 11, 2006):

     Date           Type of Transaction        Number of Shares  Price Per Share
     ----           -------------------        ----------------  ---------------


December 14, 2006   Gift                              1,905             N/A

December 21, 2006   Gift                               965              N/A

January 16, 2007    Tendered shares as payment of     4,876           $10.49
                    option exercise price

January 16, 2007    Acquisition of shares upon the    5,590            $9.15
                    exercise of options

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            -------------------------------------------------------------
            RESPECT TO SECURITIES OF THE ISSUER
            -----------------------------------

      There are no contracts, arrangements, understandings or relationships between Mr. Male and any person with respect to any securities of the Company's common stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS
            --------------------------------

      None.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


February 9, 2007                       By: /s/ John R. Male
                                           -------------------------------------
                                           John R. Male




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